Exhibit 12.1

Buckeye Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges
Dollars in Thousands

	2000	2001	2002	2003	2004
Earnings:
Income from continuing operations	$64,467	$69,402	$71,902	$30,154	$82,962
Less: capitalized interest	(1,157)	(1,102)	(2,083)	(464)	(844)
Total earnings	63,310	68,300	69,819	29,690	82,118

Fixed Charges:
Interest expense	18,690	18,882	20,527	22,758	27,614
Capitalized interest	1,157	1,102	2,083	464	844
Portion of rentals representing an interest factor	2,327	2,297	2,428	2,608	2,826
Total fixed charges	22,174	22,281	25,038	25,830	31,284

Earnings available for fixed charges	85,484	90,581	94,857	55,520	113,402

Ratio of earnings to fixed charges	3.86	4.07	3.79	2.15	3.62

	Three Months Ended
	March 31,
	2004	2005
Earnings:
Income from continuing operations	$20,101	$23,162
Less: capitalized interest	(81)	(558)
Total earnings	20,020	22,604

Fixed Charges:
Interest expense	5,345	10,131
Capitalized interest	81	558
Portion of rentals representing an interest factor	817	774
Total fixed charges	6,243	11,463

Earnings available for fixed charges	26,263	34,067

Ratio of earnings to fixed charges	4.21	2.97